

February 19, 2025

Jarrett Boon
Chief Executive Officer
Safety Shot, Inc.
1061 E. Indiantown Rd., Ste. 110
Jupiter, FL 33477

   Re: Safety Shot, Inc.
     Registration Statement on Form S-1
     Filed February 4, 2025
     File No. 333-284689

Dear Jarrett Boon:

  We have conducted a limited review of your registration statement and have the following comment(s).

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed February 4, 2025

Cover Page

1. The cover page states you are registering the resale of up to 23,985,404 shares of common stock. However, the individual components of the shares being registered appear to total 23,885,404 shares of common stock. Please ensure the number of shares being registered is consistent throughout the prospectus, including in the legal opinion to be provided as Exhibit 5.1.

Arrangement Agreement with Yerbae Brands Corp., page 9

2. We note your statement that the Company entered into a definitive Arrangement Agreement with Yerbaé Brands Corp. on January 7, 2025 pursuant to which, among other things, the Company will acquire all of the issued and outstanding common shares of Yerbaé. Please revise the Registration Statement to include financial

statements of Yerbaé Brands Corp. pursuant to Rule 3-05 of Regulation S-X and the related pro forma financial statements pursuant to Article 11 of Regulation S-X or provide us your analysis of why such information is not required.

<u>Index to Financial Statements, page F-1</u>

3. The registration statement does not appear to include a copy of the April 1, 2024 audit report from your independent registered public accounting firm or the audited financial statements of the Company as of December 31, 2023 and 2022 and the periods then ended. Please revise the registration statement to include this information, including discussing these periods in your Management's Discussion and Analysis of Financial Condition and Results of Operations section. We also note the statements in the Experts section on page 69 suggesting that these financial statements are incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2023. Please revise to clarify this information is not being incorporated by reference.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Conlon Danberg at 202-551-4466 or Margaret Sawicki at 202-551-7153 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Arthur S. Marcus, Esq.